NEWS RELEASE

GOLDCORP RESPONDS TO GLAMIS GOLD BID

Toronto, January 10, 2005 - GOLDCORP INC. (GG:NYSE; G:TSX) Goldcorp has received notice that Glamis Gold Ltd. has commenced a formal bid to purchase all of the common shares of Goldcorp. The Board of Directors will review and evaluate the proposal. However, the offer appears to be the same as the non-binding proposal the Board previously reviewed and rejected when Glamis first declared its intentions.

Goldcorp has tendered its friendly take-over offer to acquire all of the common shares of Wheaton River Minerals Ltd. A notice of Special Meeting of Shareholders, Management Information Circular and Proxy Material has been sent to all shareholders for the meeting to be held on January 31, 2005. In order to be voted, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, by no later than 4:00 p.m. (Toronto Time) on Thursday, January 27, 2005 or, in the event of an adjournment or postponement of the Goldcorp Meeting, no later than 48 hours (excluding Saturday, Sundays and holidays) before the time for holding the adjourned or postponed Goldcorp meeting. Any new shareholders after December 31, 2004 must contact the transfer agent, Computershare, telephone 1-800-564-6253, by January 21, 2005 in order to be registered to be eligible to vote.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury, positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com